EXHIBIT 4.9

Description of Atlas Financial Holdings, Inc. Ordinary Shares Registered Under Section 12 of the Securities Exchange Act of 1934
Please note that in this exhibit, references to “the Company,” “we,” “our” and “us” refer to Atlas Financial Holdings, Inc., as the issuer of the ordinary shares, unless the context requires otherwise.

The following description of our ordinary shares, par value $0.003 per share (“ordinary shares”), does not purport to be complete and is subject to and qualified in its entirety by reference to the memorandum and articles of association of the Company, as amended and/or restated from time to time, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.9 is a part. We encourage you to read our memorandum and articles of association for additional information.

We are authorized to issue up to 266,666,667 ordinary shares, par value $0.003 per share. We are also authorized to issue 100,000,000 preferred shares and 33,333,334 restricted voting common shares (which convert to ordinary shares upon the sale of such shares), although no preferred shares or restricted voting common shares are currently issued and outstanding.

The ordinary shares are traded on The Nasdaq Capital Market under the trading symbol of “AFH.”

Dividend Rights
Subject to the rights attached to any other classes of our shares ranking prior to the ordinary shares, the holders of ordinary shares are entitled to receive any dividends that are declared by our board of directors at the times and for the amounts that the board of directors may, from time to time, determine. The ordinary shares rank equally with any restricted voting common shares as to dividends on a share-for-share basis, and all dividends declared shall be declared in equal or equivalent amounts per share on all ordinary shares and restricted voting common shares, without preference or distinction.

Voting Rights
The holders of our ordinary shares are entitled to receive notice of, and to attend and vote at all meetings of shareholders, except those at which holders of a specific class are entitled to vote separately as a class. Ordinary shares carry one vote per share held and vote along with the restricted voting common shares.

Rights in the Case of Liquidation, Winding-Up or Dissolution
Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, and after payment in full of the liquidation amount, including, without limitation, all declared and unpaid dividends on any classes of our shares then ranking prior to the ordinary shares, our assets legally available for distribution, if any, will be distributed ratably to the holders of ordinary shares and restricted voting common shares.

Other Provisions
The holders of our ordinary shares are not entitled to preemptive or similar rights. There are no redemption or sinking fund provisions applicable to our ordinary shares. No subdivision or consolidation of the ordinary shares shall occur unless, simultaneously, the restricted voting common shares are subdivided or consolidated in the same manner, so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

It is not possible to state the actual effect of the issuance of any additional preferred shares upon the rights of holders of our ordinary shares until our board of directors determines the specific rights of the holders of the preferred shares. However, these effects might include:

•	Decreasing the amount of earnings and assets available for distribution to holders of ordinary shares;

•	Restricting dividends on the ordinary shares;

•	Diluting the voting power of the ordinary shares;

•	Impairing the liquidation rights of the ordinary shares; and

•	Delaying, deferring or preventing a change in control of the Company.